ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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September 26, 2022

Christine Westbrook

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington DC 20549

Re:DNALabs Canada Inc.

Offering Statement on Form 1-A

Filed September 15, 2022

File No. 024-11994

Dear Ms. Westbrook:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s correspondence to Moni Lustig, CEO of DNALabs Canada Inc. dated September 23, 2022.

Section F/S

Financial Statements, page 75

1. We note that the offering statement and audit report indicate that the independent auditors have audited your financial statements in accordance with International Financial Reporting Standards (IFRS). Accordingly, provide an audit report that complies with section (a)(2) of Part F/S. In this regard, the opinion must include a statement that the financial statements comply with IFRS as issued by the IASB. Further, the audit report must comply with section (c)(iii) of Part F/S and should indicate that the audit was conducted in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States). Also, please ensure that your revised offering statement provides the financial statements in text-searchable format and that the audit consent (Exhibit 1A-11) is legible. Refer to Rule 304(e) of Regulation S-T.

In the latest filing, the issuer has provided an audit report that complies with section (a)(2) of Part F/S and the report has an opinion that includes a statement that the financial statements comply with IFRS as issued by the IASB. Additionally, the newly filed audit report comply

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with section (c)(iii) of Part F/S and indicates that the audit was conducted in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States). The latest filing provides the financial statements in text-searchable format and the audit consent (Exhibit 1A-11) is legible.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com